UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-250122, 333-255865 and 333-271884).

Notice of Failure to Satisfy Continued Listing Rules

On April 9, 2024, Sequans Communications S.A. (the “Company”) was notified by the New York Stock Exchange (the “NYSE”) that it is no longer in compliance with Sections 802.01B and 802.01C of the NYSE Listed Company Manual. The Company was notified by the NYSE that it was not in compliance with Section 802.01B (the “Market Cap Deficiency”) because it had an average global market capitalization over a consecutive 30 trading-day period below $50,000,000 and, at the same time, stockholders’ equity less than $50,000,000. The Company was concurrently notified by the NYSE that it was also not in compliance with Section 802.01C (the “Share Price Deficiency”, together with the Market Cap Deficiency, the “Deficiencies”) because the average closing price of the Company’s American Depositary Shares (ADSs) was less than $1.00 over a consecutive 30 trading-day period. The Notice does not result in the immediate delisting of the Company’s ADSs from the NYSE. The Company has notified the NYSE that it intends to cure the Deficiencies and return to compliance with the NYSE’s continued listing standard.

As required by the NYSE, the Company has notified the NYSE of its intent to cure the share price deficiency and to return to compliance with the Listing Rule. Under the Listing Rule, the Company has six months following receipt of the notification to regain compliance with the minimum share price requirement. The Company can regain compliance during the six-month cure period if on the last trading day of any calendar month during the period or on the last trading day of the period, the Company’s ADSs have a closing share price of at least $1.00 per share and an average closing share price of at least $1.00 per share over the previous 30 consecutive day trading period. If the Company is unable to regain compliance, the NYSE will initiate procedures to suspend and delist the ADSs.

In accordance with applicable NYSE procedures, the Company has 90 days from receipt of the Notice to submit a business plan advising the NYSE of the definitive action(s) the Company has taken, or is taking, that would bring it into compliance with continued listing standards within 18 months of receipt of the Notice (the “Market Cap Cure Period,” together with the Share Price Cure Period, the “Cure Periods”). The NYSE will review the plan and, within 45 days of its receipt, determine whether the Company has made a reasonable demonstration of an ability to conform to the relevant standards in the 18-month period. If the NYSE accepts the plan, the Company's ADSs will continue to be listed and traded on the NYSE during the 18-month period, subject to the Company's compliance with the other continued listing standards of the NYSE and continued periodic review by the NYSE of the Company's progress with respect to its plan. Sequans is currently evaluating its available options and developing a plan to regain compliance with the minimum global market capitalization requirement.

The NYSE notification has no immediate impact on the listing of the Company’s ADSs, which will continue to be listed and traded on the NYSE during this period, subject to the Company’s compliance with the other listing requirements of the NYSE. The ADSs will continue to trade under the symbol “SQNS,” but will have an added designation of “.BC” to indicate the status of the ADSs as “below compliance.”

On May 9, 2024, as required by the Listing Rule, the Company issued a press release announcing that it had received the notice. A copy of this press release is attached as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated May 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: May 9, 2024	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer